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                                                              EXHIBIT (a)(12)


FOR IMMEDIATE RELEASE                    NEWS ANNOUNCEMENT

CONTACT:
Matthew E. Devine                        Joseph N. Jaffoni
Chief Financial Officer                  David C. Collins
Chancellor Media Corporation             Jaffoni & Collins Incorporated
972/869-9020                             212/505-3015 or jaffoni@jcir.com

              CHANCELLOR MEDIA EXTENDS OFFER FOR KATZ MEDIA GROUP

Irving, Texas: September 25, 1997 - Chancellor Media Corporation (Nasdaq: AMFM) announced today that it has extended the expiration date of the cash tender offer of its wholly owned subsidiary, Morris Acquisition Corporation, to acquire any and all outstanding shares of common stock of Katz Media Group, Inc.
(AMEX: KTZ) at a price of $11.00 per share to 5:00 p.m., New York City time, on Friday, October 24, 1997. The offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Thursday, September 25, 1997. As of 5:00 p.m., New York City time, on September 25, 1997, 12,943,403 shares of Katz
Media common stock had been validly tendered and not withdrawn in the offer.

As previously announced, Chancellor Media received a request for additional information from the United States Department of Justice with respect to its filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the offer. The offer is being extended as the condition to the offer regarding the expiration or termination of the Hart-Scott-Rodino waiting period has not yet been satisfied. Chancellor Media currently intends to comply with the request for additional information during the week of September 29, 1997.

Katz Media is the only full-service media representation firm in the United States serving multiple types of electronic media, representing radio and television stations, cable television systems and Internet media outlets. The company is exclusively retained by over 2,000 radio stations, 340 television stations and 1,500 cable systems to sell national spot advertising air time throughout the United States.

Chancellor Media owns and operates radio stations across the United States.